SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	April	2011
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
8 King Street East, Suite 1201, Toronto, Ontario, Canada M5C 1B5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release, dated April 1, 2011.

Document 1

For Immediate Release
April 1, 2011
RM: 4 – 11

Crystallex Reports 2010 Financial Results

TORONTO, ONTARIO, April 1, 2011 – Crystallex International Corporation (TSX: KRY) (NYSE Amex: KRY) today reported its financial results for the year ended December 31, 2010. The Company prepares its consolidated financial statements in U.S. dollars and in accordance with Canadian Generally Accepted Accounting Principles. The consolidated financial statements along with management’s discussion and analysis will be available for viewing on the Crystallex International Corporation website at www.crystallex.com. The Documents have been filed with SEDAR (www.sedar.com).

Overview

Crystallex is a Canadian-based company which entered into a Mine Operating Contract (the “MOC”) in September 2002 with the Corporacion Venezolana de Guayana (the “CVG”). The MOC granted Crystallex exclusive rights to develop and operate the Las Cristinas gold properties (“Las Cristinas Project” or “Las Cristinas”) located in Bolivar State, Venezuela. Since the issuance of the MOC, the Company has worked vigorously to bring the Las Cristinas Project to a “shovel ready” state. The Company completed all of the requirements necessary for the issuance of the Authorization to Affect Natural Resources (the “Permit”) from the Ministry of Environment and Natural Resources (“MinAmb”) while maintaining compliance with the terms of the MOC. Notwithstanding the Company’s fulfillment of the requisite conditions, Venezuela’s approval of the Environmental Impact Study and assurances that the Permit would be issued, in April 2008, MinAmb denied the Company’s request for the Permit.

On February 3, 2011, the MOC was unilaterally terminated by the CVG, despite the CVG confirming the validity of the MOC in August 2010.

On February 16, 2011, the Company filed a Request for Arbitration (“Arbitration Request”) before the Additional Facility of the World Bank’s International Centre for Settlement of Investment Disputes (“ICSID”) against the Bolivarian Republic of Venezuela (“Venezuela”) pursuant to the Agreement between the Government of Canada and the Government of the Republic of Venezuela for the Promotion and Protection of Investments (the “Treaty”). The claim is for breach of the Treaty’s protections against expropriation, unfair and inequitable treatment and discrimination. The Arbitration Request was registered by ICSID on March 9, 2011.

Crystallex is seeking the restitution by Venezuela of its investments, including the MOC, and the issuance of the Permit and compensation for interim losses suffered, or, alternatively full compensation for the value of its investment in an amount in excess of US$3.8 billion.

The Company’s immediate plans are as follows:

●	Seek settlement alternatives with Venezuela while pursuing the arbitration claim;
●	Proceed with an orderly withdrawal from Las Cristinas;
●	Sell the remaining mining equipment;
●	Negotiate with the Noteholders to restructure the terms of the $100 million Notes that are due in December 2011; and
●	Pursue alternate financing.

Liquidity and Capital Resources

▪	Cash and cash equivalents at December 31, 2010 was $16.1 million.

Financial Results

▪	Losses from continuing operations were $46.1 million ($(0.14) per share) and $312.7 million ($(1.06) per share) for the years ended December 31, 2010 and 2009, respectively.
▪	Losses from discontinued operations at El Callao were $2.1 million ($(0.01) per share) and $1.2 million ($(0.01) per share) for the years ended December 31, 2010 and 2009, respectively.
▪
The resulting losses from continuing and discontinued operations were $48.2 million ($(0.15) per share) and $313.9 million ($(1.07) per share) for the years ended December 31, 2010 and 2009, respectively.

About Crystallex
Crystallex International Corporation is a Canadian based company, whose principal asset is its international claim in relation to its investment in the Las Cristinas gold project located in Bolivar State, Venezuela. Crystallex shares trade on TSX (symbol: KRY) and NYSE-Amex (symbol: KRY).

For Further Information:

Investor Relations Contact: Richard Marshall, VP at (800) 738-1577

Visit us on the Internet:  http://www.crystallex.com or Email us at: info@crystallex.com

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS:  Certain statements included or incorporated by reference in this Press Release, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “schedule” and similar expressions identify forward-looking statements.  Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades and recovery rates.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.  Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company.  Such factors include, among others, risks relating to additional funding requirements, political and foreign risk, uninsurable risks, competition, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs and dependence on key employees.  See “Risk Factors” section of the Company’s MD&A. Due to risks and uncertainties, including the risks and uncertainties identified above, actual events may differ materially from current expectations. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.  Forward-looking statements are made as of the date of this Press Release and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)

Date:	April 1, 2011	By:	/s/ Hemdat Sawh
			Name:	Hemdat Sawh
			Title:	Chief Financial Officer